MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations three months ended January 31, 2015 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's unaudited quarterly financial statements at January 31, 2015 and the audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2014 which are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual resultspresent a performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	OVERVIEW AND BACKGROUND

2.	COMPANY PROFILE AT JANUARY 31, 2015

A	Product Profiles
B	Product Portfolio
C	Intellectual Property
D	Financing
E	Development Costs
F	Share Capital
G	Management, Board of Directors and Related Party Transactions

3.	DISCUSSION OF OPERATING RESULTS – THREE MONTHS ENDED JANUARY 31, 2015

4.	COMPLIANCE RELATED REPORTING MATTERS

A.	Liquidity and Capital Resources
B.	Financial Instruments
C.	Commitments and Contingencies
D.	Disclosure controls/Internal controls
E.	Off Balance Sheet Arrangements
F.	Critical Accounting Policies and Significant Accounting Estimates
G.	Going Concern
H.	Risks and Uncertainties

5.	SUBSEQUENT EVENTS

TABLES

1.	Selected Balance Sheet Information

2.	Financing Raised

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015

1. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets.

The Company has responded to many Requests for Proposals from large multinationals. At January 31, 2015 it has secured contracts to produce sensor-based technology solutions for a number of these customers. These contractual arrangements are discussed further in the body of this document.

In essence, where a customer agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a development agreement with that customer where the customer will absorb the continued development costs associated with the project. Development milestones are established with the customer and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream will be derived from product royalties, product licensing agreements and outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry vertical, the Company has identified the following industry verticals as significant immediate term opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments are discussed further in the body of this report.

2. COMPANY PROFILE AT JANUARY 31, 2015

A. Product Profiles

The Company conceives of, designs and engineers, creates, develops and delivers unique sensor solutions to our clients. These sensor solutions are very small, typically employing MEMS or NEMS feature size technology. These sensor solutions are precisely driven by client requirements, typically addressing a difficult business and/or process problem. The solution typically involves integrating multiple different sensor modalities, different from the target client use that addresses the client’s needs. Due to the small size, the final form factor allows our solutions to be deployed throughout the application space, in heretofore inaccessible ruggedized environments. The Company’s approach is to take advantage of the revenue opportunity associated with the projected trillion-sensor market.

The Company has pursues potential clients with the goal of entering into Joint Product Development Agreements and realizing long term annuity-like revenue streams from royalty and licensing agreements relating to its technology applications and intellectual property.

Once the Company has engaged a client where it will pursue a development project with that client, the typical phases of the product development process include:

a.	Proof of concept demonstration: designed to demonstrate to the client that the proposed technology will perform as anticipated.

b.	Engineering prototype and extended testing: Product development is refined, engineered and made more robust. The client then places the product into the field for an extended evaluation.

c.	Pre-Manufacturing Prototype: Based on the client’s initial field test evaluation, changes, if any, are made to the product and it is prepared for manufacturing.

d.	Manufacturing: The client provides a formal purchase order for initial manufactured product to be deployed in their business and/or process. To date, no products have reached the manufacturing stage.

e.	Commercialization: Establishment of manufacturing partners, licensing and/or sale of the product to others well suited to take advantage of the global market opportunity.

The Company’s expertise is in rapidly completing the Proof of Concept demonstration. What used to take several months or initially several years can now be completed in a much shorter timeframe given the experience that the Company has developed over the past five years.

The joint development process is built upon protecting our intellectual property. Our clients will participate in the patenting process and the resultant patent is collaborative and protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

To date the Company has advanced its current client development projects to stages 2(a) – 2(c) as above. It has not yet successfully commercialized products to the stage where it will realize its goal of securing long term annuity-like revenue streams from royalty and licensing agreements.

B. Product Portfolio

The following is a current summary of the products for which the Company has been engaged and which are in the various stages of the product development process described above:

1.

Nanoparticle Detector Platform: Joint product development was initially contracted by Saudi Aramco and the proof of concept has been approved by the client. The detector platform is capable of detecting magnetic nanoparticles in a flowing oil stream at concentrations as low as 100 parts per trillion. The next steps will be to deliver manufactured versions to oil company laboratories.

In a parallel product development, MAST has begun work on ruggedizing the nanoparticle detector platform so that it can be installed and operated directly on an oil well.

The Company anticipates up to $2 million in client funding in fiscal year 2015 associated with field ruggedization, although there can be no guarantees that it will generate such funding.

The Company has filed provisional patents with the United States Patent and Trademark office (“USPTO”) for this product.

2.

Magnetic Nanoparticle Interwell Tracers: In 2013 the Company began to work with Chevron Energy Company to develop and test fluorescent magnetic nanoparticles capable of behaving in a conservative manner in the application of interwell tracers. This proof of concept and the prototype engineering phases were successfully completed. The Company suggested a parallel product development program aimed at detecting existing interwell tracer chemicals in the field with on well real time detection platform technology.

The Company has filed provisional patents with the USPTO for this product.

3.

In Line Real Time Interwell Tracer Detection Platform: In 2014 the Company executed a Joint Product Development Agreement with Chevron Energy Company to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels of 300 parts per trillion. The Company has obtained an exclusive license of the base line cavity ring down technology from Entanglement Technologies Inc., for use in interwell tracer detection applications. This work will progress with a laboratory demonstration of the Company’s ability to differentiate between 8-9 interwell tracers simultaneously. This will be followed by an in-field demonstration and ultimately, if successful, possible deployment of the platform throughout the client organization.

The Company has filed provisional patents with the USPTO for this product.

The Company has received $704,478 of funding from the client to date and anticipates up to an additional $2.3 million in client funding in 2015 associated with field-testing, followed by up to $23 million in deployment revenue thereafter, although there can be no guarantees that the Company will receive such additional funding/revenue.

4.

IntelliboltTM Automotive Oil Pan Plug Sensor Suite: In 2014, the Company negotiated an exclusive agreement with Flextronics to commercialize, test, manufacture and market the Company’s patented oil pan plug sensor suite to automotive OEMs. The initial licensing agreement calls for the Company to receive an estimated $18 million in revenues if and when the initial deployment occurs after 2015, although there can be no guarantees that the product will be deployed or that the Company will receive such revenues.

In 2014, one of the Company’s six provisional patents related to this product was issued by the USPTO.

5.

Real Time Detection of Wear Elements in Lubricating Fluids: In 2014 the Company executed a Joint Product Development Agreement with Castrol Innoventures to develop a MEMS solution for field deployment in ocean going vessels, wind turbine gearboxes, heavy duty trucks and automobiles. The goal of product development is a 50 cc form factor utilizing laser induced breakdown spectroscopy that will take in line real time oil samples and analytically determine, to precise levels of detection, the various wear elements in the lubricating fluid. In 2014, the Company successfully demonstrated the bench top Proof of Concept demonstration, ie. the initial stage in the product development process. To date, the Company has received $488,485 of funding from the client for this project. It anticipates that it will receive additional client funding in 2015 of up to $1.2 million although there can be no guarantee that it will receive such additional funding.

The Company has filed provisional patents associated with this product with the USPTO.

6.

Transformer Partial Detection Platform: In 2014 the Company successfully demonstrated with Northeast Utilities the ability to detect partial discharges inside a transformer using very small sensors. Northeast Utilities accepted the proof of concept and made a progress payment of $200,000. Product development is proceeding into the next phase associated with extended engineering prototype evaluation.

The Company has filed provisional patents associated with this product with the USPTO.

7.

Power Line Condition Monitoring: In 2014 the Company began development with Northeast Utilities on a low cost power line condition-monitoring device that is to be designed for pervasive deployment on distribution and transmission catenaries. The Company has filed provisional patents associated with this product with the USPTO.

8.

Gas Pipeline Corrosion Detection using Autonomous Robotics: In 2014 the Company began early development with Northeast Utilities on a very small robotic platform integrated with a full suite of the Company’s sensors and designed to be deployed autonomously inside distribution gas pipelines. The sensor platform is designed to establish a corrosion profile, along with an electronic mapping and database of 100% of the pipe. The Company has filed provisional patents associated with this product with the USPTO.

9.

Cement Integrity Sensor: In 2014 the Company began a joint development project with the Chevron Energy Company to develop a sensor platform that can be pumped into oil wells with cement. Once in place, these sensors will scavenge the necessary power from the local environment and communicate to the surface valuable information about the ongoing quality of the cement. The Company has filed provisional patents associated with this product with the USPTO.

C. Intellectual Property:

The Company incurred net $42,819 of patent related costs in the three months ended January 31, 2015. It continues to work with its Washington DC based patent attorneys who assist us in these efforts.

In January 2015 the Company was awarded by the USPTO the first of six patent filings related to the Multi-Modal Fluid Condition Sensor Platform and System Thereof; the Notice of Allowance was originally issued by the USPTO in October 2014. The Company has licensed the first application of this patent to Flextronics for use in the manufacture of the oil pan plug product described in the Company’s website.

The Company has expanded its provisional patent applications for the Powerline Real time Condition Monitoring to now include filings in the United States, Canada and Europe. The original provisional patent filings were made in 2012.

We have recently added additional claims to our provisional patent filed for MEMS implementation of Laser Induced Breakdown Spectroscopy for detection of wear materials in lubricants.

Finally, the Company has filed a provisional patent for Cement Integrity Sensors and Methods of Manufacture Thereof.

D. Financing:

In the quarter ending January 31, 2015, the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged.

At January 31, 2015, there are no remaining warrants outstanding.

E. Development Costs:

The Company reports its investment in deferred development costs as:

	January	October
	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	771,849	3,936,459
Recovery of deferred development costs	(1,359,274)	(662,290)
Writedown of project costs	-	(676,790)
Closing balance	$2,938,031	$3,525,456

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

F. Share Capital:

At January 31, 2015 the Company reports 191,425,600 common shares outstanding (October 31, 2014: 188,436,724; January 31, 2014 167,334,150). Additionally, the Company has 12,105,000 stock options outstanding with a weighted average exercise price of $0.27 per share (2014: 11,475,000 options outstanding with a weighted average exercise price of $0.24 per share) and no outstanding warrants to acquire common shares (2014: 25,930,289 outstanding warrants with a weighted average exercise price of $0.28 per share).

G. Management, Board of Directors; and Related Party Transactions:

At our Annual Meeting of Shareholders held on Friday, January 30, 2015, Salvatore Fuda, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue Alex Dey , Craig Carison and Brian Von Herzen were re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Andrew Brandt did not stand for reelection.

Our management team and directors, along with their remuneration in the three months ended January 31, 2015 is presented as below:

Individual	Position	Cash	Options	Total

Salvatore Fuda	Chairman, Director	31,466	-	31,466
Joseph Fuda	President, Director	50,068	-	50,068
Steven Van Fleet	President, MAST Inc., Director	55,494	-	55,494
David Sharpless	Director	-	-	-
Oliver Nepomuceno	Director	-	-	-
Larry Blue	Director	-	-	-
Alex Dey	Director	-	-	-
Craig Carlson	Director	14,395	-	14,395
Brian Von Herzen (1)	Director	329,704	-	329,704
Dan Amadori	CFO	31,466	-	31,466

In the quarter ended January 31, 2015 The Company was invoiced $329,704 (in 2014 the Company was invoiced $1,843,673) by a Company whose major shareholder is Brian Von Herzen who also serves as our Chief Technology Officer. This individual was appointed as a director on February 19, 2014.

In May 2014, the President of MAST was provided with an advance of $251,000 against monthly compensation due him. No interest was charged on the advance and this balance remained outstanding at January 31, 2015. In February 2015, he was awarded a performance based bonus which was applied to the total amount of the outstanding advance (refer to Section 5 – Subsequent Events).

At January 31, 2015, the Company reports advances due from senior management and staff in the amount of $324,480. These advances are of a short term nature and are recoverable against future compensation due to these individuals. A total of $157,381 was repaid to the Company as of March 31, 2015 (refer to Section 5- Subsequent Events)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015

3. HIGHLIGHTS – QUARTER ENDING JANUARY 31, 2015.

a)

The Company completed the first phase of the development work under the Joint Product Development Agreement which it executed with Castrol and has billed and collected $488,485 of funding from the client through January 31, 2015.

b)

The Company executed a Joint Product Development Agreement with Chevron for $1.8 million which is in addition to development work previously contracted. The Company has invoiced Chevron $1,120,774 through January 31, 2015 and has collected $704,493 of the invoiced amounts to date.

c)	The first patent relating to the Multimodal Fluid Condition Sensor Platform and System Thereof was awarded to the Company by the USPTO during the quarter.

d)

The Company expanded its provisional patent filings during the quarter for its Powerline Real Time Condition Monitoring, for its MEMS implementation of. Laser Induced Breakdown Spectroscopy application and for its Cement Integrity Sensors and Methods of Manufacture Thereof.

e)

The Company successfully demonstrated the installation of the Mounting System to be used to house its Powerline Condition Monitoring Sensor suite. The sensor platform incorporates 14 MEMS sensors and scavenges power from the powerline using patent pending techniques. The test was completed on powerlines adjacent to the Vandenberg Air Force base in California.

f)	During the quarter, the Company raised $565,777 of financing through the exercise of 2,988,876 common share purchase warrants by investors who had previously subscribed to private placements.

g)	During the quarter, the Company was successful in upgrading its listing status in the United States to the OTCQX market.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JANUARY 31, 2015

A)	Financial Position:

	January 31,	October 31,
	2015	2014
	('$000)	('$000)

Cash	337	936
Deposits and other receivables	2,067	873
	2,404	1,809

Property and equipment, net	20	21
Deferred development costs	2,938	3,525
Intangible assets, net	73	77
Patents, net	229	204
	5,663	5,637

Bridge loans	-	-
Accounts payable and accrued liabilities	873	774
	873	774
Shareholders' Equity
Share capital:	71,640	70,803
Contributed surplus	27,165	27,437
Deficit	(94,015)	(93,377)
	4,790	4,863

	5,663	5,637

Commentary:

1.	The Company’s working capital position has improved to $1,530,982 from $1,034,921 at fiscal year end. The Company raised $565,777 of financing during the quarter.

2.

Included in deposits and other receivables are $1,339,000 of client invoices, $556,000 of advances to officers, directors and employees $65,000 of other prepaid amounts and recoverable taxes of $107,000 (refer to Section 5 - Subsequent Events)

3.	The Company reports, by project, the following development costs incurred and quarter end balances as follows:

Projects	Opening	Costs	Cost billed	Balance at
	Balance	incurred	to clients	January 31,2015

Flextronics	$529,543	7,592	-	$537,135
Northeast Utilities	1,237,634	420,660	-	1,658,294
Chevron	1,620,758	105,180	(1,120,774)	605,164
Castrol	137,520	232,840	(238,500)	131,860
Other	1	5,577	-	5,578
	$3,525,456	$771,849	$(1,359,274)	$2,938,031

The Company begins to capitalize costs incurred on deferred development costs once a client project is formally launched. Prior to the initiation of a formal project, the Company has, in each case, incurred costs which were expensed in the period incurred.

4.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Company’s early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

5

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current quarter, it incurred net costs of $42,819 in patent related expenditures.

6	Account payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

7	The Company issued 2,988,876 common shares from the exercise of common share purchase warrants by investors and realized $565,777 of proceeds.

B)	Results of Operations:

The following table summarizes the Company’s operating results for the three months ended January 31, 2015 and 2014:

	Three months ended January 31,
	2015 ($000)	2014 ($000)
Revenue	-	-
Administration	107	113
Professional fees and salaries	494	345
Stock-based compensation	-	-
Research and development	9	6
Travel and entertainment	36	70
Foreign exchange loss (gain)	(10)	17
Amortization of property and equipment	2	2
Amortization of intangible assets and patents	-	-
Total expenses	638	552
Net comprehensive loss	638	552
Loss per share	(0.00)	(0.00)

Commentary:

1)	The components of administration costs compare as follows:

	Q1	Q1
	2015	2014

General and administrative	25	15
Rent and occupancy cost	19	22
Interest expense	-	29
Office insurance	15	15
Telephone	5	7
Investor relations, listing and filling fees	43	26
	107	113

The Company held its AGM in Q1 2015 and incurred additional costs related thereto under the Investor relations cost category.

2)	The components of professional fees and salaries include:

	2015	2014

Audit related	32	28
Legal	116	16
Charman, CEO, CFO fees	113	120
Staff salaries & benefits	149	103
IFRS related	7	7
Other	77	71
	494	345

Additional legal expenses were incurred in Q1 2015 relating to contract discussions relating to the Company's strategic development partners.

Other expenses include the portion of MAST salaries which are not capitalized as deferred development costs and investor relations expenses.

3)	The components of travel and entertainment expenses include $23,000 of travel related expenses (2014 Q1: $54,000) and promotion related costs of $13,000 (2014 Q1 = $16,000).

4)

Research and development costs were minimal at $9,131 in Q1 2015 (Q1 2014: net $5,689). The Company is now incurring less cost associated with earlier stage projects, focusing its efforts on its more significant and more advanced client projects.

C)	Unaudited Quarterly Financial Information – Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period (1) $	Loss per share $	Adjusted loss(2) $
April 30, 2013	-	591,372	(17,012)	-	(583,000)
July 31, 2013	-	485,137	(261,031)	-	(477,000)
October 31, 2013	-	923,103	(5,239,307)	(0.03)	(709,000)
January 31, 2014	-	552,123	(552,123)	-	(534,000)
April 30, 2014	-	922,183	(922,183)	(0.01)	(544,660)
July 31, 2014	125,000	1,727,411	(1,602,411)	(0.01)	1,589,183
October 31, 2014	(125,000)	963,154	(1,088,154)	(0.01)	(1,052,130)
January 31, 2015		638,088	(638,088)	(0.00)	(646,121)

(1)

The loss reported in the 3 months ended October 31, 2013 includes non cash revaluations on the deferred warrant liability and other non cash charges of in excess of $4 million. These represent IFRS measurements but are not cash expenses of the Company- note that the adjusted loss as reported for the quarter is $709,000.

(2)

The adjusted loss calculation is a non IFRS measurement. It is calculated by adjusting the quarterly loss as reported by adding back non cash expenses including stock compensation costs, amortization expense, foreign exchange/translation expense and all IFRS related gains or losses as reported in each quarter.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2015
PREPARED AS OF MARCH 31, 2015

4. COMPLIANCE RELATED REPORTING MATTERS

A)	Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2012 and Q1 2015.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

Working capital at January 31, 2015 was $1,530,982.

The Company has granted stock options to officers, directors employees and consultants; at January 31, 2015 a total of 12,105,000 options are outstanding which, if fully exercised, would result in additional financing of $3.3 million.

We have no commitments for capital expenditures at January 31, 2015.

B)	Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

C)	Commitments and Contingencies:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows- commitments less than one year of $1,799,000; commitments between years 2-5 total $934,000.

On November 17, 2014, Micromem and MAST, (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus, (“Defendants”). The Plaintiffs’ original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, the Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by the Plaintiffs. The Defendants have responded to the allegations on March 17th, 2015 (refer to section 5 – Subsequent Events).

D)	Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

E)	Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

F)	Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2014. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the quarter ended January 31, 2015. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Company’s financial statements.

G)	Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the quarter ended January 31, 2015, the Company reported a loss from operations of $638,088 (2014 - $552,123), and negative cash flow from operations of $1,731,453 (2014 - $535,802). The Company’s working capital position as at January 31, 2015 is $1,530,982 (2014 – working capital of $1,397,049).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

H)	Risks and Uncertainties:

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio.

However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5 . SUBSEQUENT EVENTS

The Company reports the following subsequent events:

(a)	The Company collected $921,633 of amounts receivable which were outstanding at January 31, 2015 under development contracts with clients.

(b)

The Company settled in full the $251,000 advance provided to the President of MAST in May 2014 which was outstanding at January 31, 2015 through the award of additional performance based compensation to that officer in February 2015. Of the balance of $324,480 of advances provided to officers, directors and employees, which amount was outstanding at January 31, 2015, a total of $157,381 was repaid to the Company by March 31, 2015.

(c)

In March 2015, the Defendants responded to the allegations filed by the Company (Note 13). The Defendants have denied the substantive allegations in the complaints filed by the Company and seek to have the action transferred to Florida where the Defendants reside. Additionally the Defendants have counterclaimed seeking payment of disputed charges of approximately $270,000 and seeking inventorship status on one of the Company’s patents.

Table 1
Micromem Technologies Inc
Management Discussion and Analysis
Selected Balance Sheet Information
January 31,2015
($US)

Fiscal year ending	Working capital	Capital asssets			Shareholder's
October 31	(deficiency)	at NBV	Other Assets	Total Assets	equity

January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	4,790,462

October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773

July 31, 2014	262,467	23,319	2,832,160	3,978,560	3,117,946

April 30, 2014	1,305,366	25,892	2,298,210	3,910,994	3,629,468

January 31, 2014	1,397,049	21,771	1,353,498	3,091,426	2,772,316

October 31, 2013	425,888	13,998	1,096,433	2,166,455	1,536,319

July 31, 2013	(1,018,591)	11,438	1,240,317	1,498,756	233,164

April 30, 2013	(977,307)	14,248	1,102,715	1,464,445	139,656

Table 2
Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
January 31,2015

	2012			2013

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q1	2,005,022	0.107	214,478	1,967,117	0.161	316,373
Q2	2,178,592	0.213	464,495	5,358,704	0.159	852,809
Q3	708,333	0.210	148,510	2,126,603	0.158	336,504
Q4	1,452,952	0.147	213,416	6,654,533	0.211	1,404,846

Exercise of warrants
Q1	-		-	3,393,912	0.126	428,650
Q2	1,270,000	0.141	179,270	753,334	0.176	132,220
Q3	4,513,045	0.127	573,927	1,120,000	0.115	129,064
Q4	6,292,813	0.119	746,516	686,667	0.193	132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825
October 31, 2012	740,080	0.158	117,075

	20,280,837		2,767,512	22,060,870		3,732,923

	2014			2015

	Shares	Price / share	$	Shares	Price / share	$

Exercise of warrants
Q1	6,325,224	0.235	1,486,022	2,988,876	0.189	565,777
Q2	6,023,399	0.232	1,400,080
Q3	3,653,495	0.299	1,090,889
Q4	11,408,599	0.248	2,824,628

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-		-
Q3	-		-
Q4	-		-

Shares issued against AP	17,081	0.489	8,353

	29,945,299		7,112,072	2,988,876		565,777